Exhibit 99.1

Jeffs’ Brands Entered Into Non-Binding Letter of Intent with SuperBuzz for Developing ChatGPT and AI-Based Software for Amazon’s Advertisement Platform

The collaboration is designed to develop new and advanced tools for improved targeting, maximize campaigns and increase exposure and sales

Tel Aviv, Israel, Feb. 22, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a non-binding letter of Intent (the “LOI”) in order to establish a collaboration with SuperBuzz Inc. (“SuperBuzz”), an artificial intelligence (AI) company specializing in marketing technology.

Pursuant to the LOI, subject to the entry into one or more definitive agreements by the parties, Jeffs’ Brands and SuperBuzz will collaborate on a joint project to create a software for Amazon’s advertisement platform (“Amazon”), based on AI technologies, including ChatGPT designed specifically for Jeffs’ Brands’ stores and brands, as well as opening a new line of service for marketing campaigns. Jeffs’ Brands will allow SuperBuzz access to its Amazon platforms and brands, while SuperBuzz will provide Jeffs’ Brands with a limited license to use its AI technologies. The collaboration is expected to yield improved targeting, maximize campaigns, and increase exposure and sales.

Also pursuant to the LOI and subject to entry into a definitive agreement, Jeffs’ Brands will have the option to invest up to $2 million (in cash or its ordinary shares) in SuperBuzz, at its sole discretion, for a period of 90 days following the execution of a definitive agreements.

Viki Hakmon, Chief Executive Officer of Jeffs’ Brands, said “We are excited to be partnering with SuperBuzz to take our marketing efforts on Amazon to the next level. With their AI-powered marketing solutions and our data-driven approach, we believe we can deliver more effective campaigns and better results for our brands using a designated mutual software.”

SuperBuzz is an artificial intelligence (AI) company specializing in marketing technology. SuperBuzz has SaaS platform, which applies natural language processing to automate content creation and drive traffic. The SuperBuzz algorithm was designed by a group of machine learning pioneers committed to improving online marketing. Marketers use SuperBuzz to harness the power of AI and create eye-grabbing content.

About Jeffs’ Brands Ltd

Jeffs’ Brands Ltd is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the entry into the LOI, and potential joint project, with SuperBuzz, the creation of marketing campaigns on Amazon, based on AI technologies, including ChatGPT   and the potential of such collaboration to yield improved targeting, maximize campaigns, and increase exposure and sales campaigns for Jeffs’ Brands. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding to FBM; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com